Exhibit 99.2

STARFIELD RESOURCES INC.
(An Exploration & Development Company)

FINANCIAL STATEMENTS

FEBRUARY 29, 2008

PricewaterhouscCoopers LLP Chartered Accountants PO Box 82 Royal Trust Tower, Suite 3000 Toronto Dominion Centre Toronto, Ontario Canada M5K 1G8 Telephone +1 416 863 1133 Facsimile +1 416 365 8215

Auditors’ Report

To the Shareholders of
Starfield Resources Inc.

We have audited the balance sheet of the Starfield Resources Inc. as at February 29, 2008, and the related statements of operations, comprehensive loss and deficit, and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as at February 29, 2008 and the results of its operations, and its cash flows for the year ended February 29, 2008, in accordance with Canadian generally accepted accounting principles.

The financial statements as at February 28, 2007 and for the year then ended were audited by other auditors, who expressed an opinion without reservation on those statements in their report dated March 30, 2007.

Chartered Accountants, Licensed Public Accountants
Toronto, Ontario
April 25, 2008

STARFIELD RESOURCES INC.
(An Exploration Stage Company)
BALANCE SHEETS
AS AT FEBRUARY 29
(all numbers are in thousands)
	2008	2007

ASSETS

Current
Cash	$10,915	$506
Receivables	316	175
Prepaid expenses and deposits (Note 5)	1,699	83
	12,930	764

Mineral properties (Note 6)	76,664	63,581
Property, plant and equipment (Note 7)	721	719

	$90,315	$65,064

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current
Accounts payable and accrued liabilities	$1,995	$2,536
Current portion of capital lease obligations (Note 8)	116	141
	2,111	2,677

Capital lease obligations (Note 8)	69	185

Future income taxes (Note 9)	2,139	1,260
	4,319.	4,122

Shareholders’ equity
Capital stock (Note 10)	102,513	72,516
Contributed surplus (Note 10)	8,575	2,412
Warrants (Note 10)	734	-
Deficit	(25,826)	(13,986)

	85,996	60,942

	$90,315	$65,064

Nature and continuance of operations (Note 1)
Commitments and contingencies (Note 12)
Subsequent events (Note 14)

On behalf of the Board:

(signed)	Director	(signed)	Director
Norman Betts		Shirley Mears

The accompanying notes are an integral part of these financial statements.

STARFIELD RESOURCES INC.
(An Exploration Stage Company)
STATEMENTS OF OPERATIONS, COMPREHENSIVE LOSS AND DEFICIT
YEAR ENDED FEBRUARY 29
(all numbers are in thousands)
	2008	2007

EXPENSES
General and administrative
Compensation	$1,633	$927
Consulting fees	95	235
Directors’ fees	282	108
Investor relations	383	298
Settlement of investor relations contracts (Note 10ii)	985	-
Legal and audit	778	449
Rent and office services	421	261
Transfer and regulatory fees	265	149
Travel and conferences	290	686
	5,132	3,113

Amortization of property, plant and equipment	45	5
Stock-based compensation (Note 10)	8,319	1,645
Interest income	(483)	(150)

Loss before income taxes	13,013	4,613

Future income tax recovery (Note 9)	(1,173)	(2,513)

Net loss and comprehensive loss for the period	11,840	2,100

Deficit, beginning of period	13,986	11,886

Deficit, end of period	$25,826	$13,986

Basic and diluted loss per share	$(0.04)	$(0.01)

Weighted average number of shares outstanding	298,702	189,474

The accompanying notes are an integral part of these financial statements.

STARFIELD RESOURCES INC.
(An Exploration Stage Company)
STATEMENTS OF CASH FLOWS
YEAR ENDED FEBRUARY 29
(all numbers are in thousands)
	2008	2007

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the year	$(11,840)	$(2,100)
Items not affecting cash:
Settlement of investor relations contracts	985	-
Future income tax recovery	(1,173)	(2,513)
Stock-based compensation expense	8,319	1,645
Amortization of property, plant and equipment	45	5

Changes in non-cash working capital items:
Receivables	(141)	(23)
Prepaid expenses and deposits	(1,616)	(40)
Accounts payable and accrued liabilities	(541)	57

Net cash used in operating activities	(5,962)	(2,969)

CASH FLOWS FROM INVESTING ACTIVITIES
Mineral properties	(12,873)	(16,154)
Acquisition of exploration equipment	(257)	(235)

Net cash used in investing activities	(13,130)	(16,389)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of shares and units	31,082	19,115
Repayment of capital lease obligations	(141)	(104)
Share issue costs	(1,440)	(1,281)

Net cash provided by financing activities	29,501	17,730

Net increase (decrease) in cash	10,409	(1,628)

Cash, beginning of year	506	2,134

Cash, end of year	$10,915	$506

Supplemental disclosure with respect to cash flows (Note 13)

The accompanying notes are an integral part of these financial statements.

STARFIELD RESOURCES INC. (An Exploration Stage Company) NOTES TO THE FINANCIAL STATEMENTS YEAR ENDED FEBRUARY 29, 2008 (expressed in thousands of dollars, unless otherwise noted)

1.           NATURE AND CONTINUANCE OF OPERATIONS

The Company was incorporated under the Business Corporations Act (Alberta, Canada) on April 22, 1994, registered in the province of British Columbia as an extra-provincial company on April 22, 1998 and in the Nunavut Territory, Canada as an extra-territorial corporation on March 18, 2003. The Alberta registration was discontinued and continued in British Columbia on October 27, 2006. The Company’s major business activity is the exploration and development of mineral properties, particularly its Ferguson Lake Platinum-Palladium-Nickel-Cobalt-Copper project in Nunavut, Canada.  All of the Company’s properties are located in Canada.

The Company is an advanced exploration and development company focused on its Ferguson Lake property.  Starfield owns a 100% undivided interest in the Ferguson Lake Platinum-Palladium-Nickel-Cobalt-Copper property (Note 6).

As an Exploration and development stage company, the Company’s income is limited to interest income and other incidental income. The Company continues to be dependent upon its ability to finance its development and exploration programs through financing activities that may include issuances of additional debt or equity securities. The underlying value of the mineral properties is dependent upon the existence and economic recovery of mineral reserves, confirmation of the Corporation’s interest in the underlying mineral claims, the ability to raise long-term financing to complete the development of the properties and upon future profitable production or, alternatively upon the Corporation’s ability to dispose of its interest on an advantageous basis, all of which are uncertain.

All amounts are in Canadian dollars unless otherwise stated.

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses for the year reported. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future years could be significant. Actual results will likely differ from those estimates.

b) Financial instruments

The Company’s financial instruments consist of cash, receivables, refundable deposits, accounts payable and accrued liabilities.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying value, due to their short term maturity.

c) Mineral properties

The cost of each mineral property, or interest therein, together with exploration costs are capitalized until the properties to which they relate are placed into production, sold or abandoned or management has determined there to be an impairment in value. Costs of abandoned properties are written off to operations. These costs will be amortized on the basis of units produced in relation to the proven and probable reserves available on the related property following commencement of production.

Although the Company has taken steps to verify the title to resource properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements, transfers or native land claims and title may be affected by undetected defects.

STARFIELD RESOURCES INC. (An Exploration Stage Company) NOTES TO THE FINANCIAL STATEMENTS YEAR ENDED FEBRUARY 29, 2008 (expressed in thousands of dollars, unless otherwise noted)

d) Amortization of property, plant and equipment

Property, plant and equipment are recorded at cost with amortization provided on a declining balance and straight-line basis as follows:

Furniture and fixtures	20%
Exploration equipment	30%
Equipment under capital lease	30%
Leasehold improvement	straight-line over 18 months

In the year of acquisition only one-half of the normal rate is applied.  Amortization related to exploration equipment is deferred to mineral properties, as they are part of exploration costs.

e) Leases

Leases that substantially transfer all of the benefits and risks of ownership of property to the Company, or otherwise meet the criteria for capitalization under Canadian generally accepted accounting principles, are accounted for as capital leases.  An asset is recorded at the time a capital lease is entered into together with its related long-term obligation to reflect its purchase and financing.  Rental payments under operating leases are expensed as incurred.

f) Flow-through common shares

Resource expenditure deductions for income tax purposes related to exploration activities funded by flow-through share arrangements are renounced to investors in accordance with Canadian income tax legislation.  The Company records a future income tax liability and a reduction in capital stock for the estimated tax benefits transferred to shareholders.  When the Company renounces flow-through expenditures, a portion of the Company’s future income tax assets that were not recognized in previous years, due to the recording of a valuation allowance, will be recognized as a recovery of future income taxes in the statement of operations.

g) Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments.  Under this method the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments.  It assumes that the proceeds would be used to purchase common shares at the average market price during the year. For loss per share the dilutive effect has not been computed as it proved to be anti-dilutive. Basic loss per share is calculated using the weighted-average number of shares outstanding during the year.

h) Stock-based compensation

The Company follows the fair value method of accounting for its stock-based compensation.  The fair value of the stock options awarded is determined at the grant date using the Black-Scholes

STARFIELD RESOURCES INC. (An Exploration Stage Company) NOTES TO THE FINANCIAL STATEMENTS YEAR ENDED FEBRUARY 29, 2008 (expressed in thousands of dollars, unless otherwise noted)

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d...)

i) Income taxes

Income taxes are provided for in accordance with the asset and liability method. Under this method of tax allocation, future income tax assets and liabilities are determined based on differences between the financial statement carrying values and their respective income tax bases (temporary differences). Future income tax assets and liabilities are measured using the enacted tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in rates is included in operations in the year in which the change is enacted or substantively enacted. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

j) Changes in accounting policies

Effective March 1, 2007, the Company adopted the following guidance of the Canadian Institute of Chartered Accountants' Handbook ("CICA”) Handbook:

Section 1530 - Comprehensive Income. Section 1530 introduces comprehensive income, which is composed of net income and other comprehensive income (OCI). OCI comprises revenues, expenses, gains and losses that GAAP requires to be included in shareholder’s equity but are excluded from the calculation of net income. OCI includes unrealized gains and losses on financial assets classified as available for sale.

Section 3855 - Financial Instruments - Recognition and Measurement. Section 3855 requires that all financial assets, except those classified as held to maturity, and derivative financial instruments, must be measured at fair value. All financial liabilities must be measured at fair value when they are classified as held for trading; otherwise, they are measured at cost. Investments classified as available for sale are reported at fair market value (or marked to market) based on quoted market prices, with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss.

Section 3865 - Hedges. Section 3865 is applicable when a company chooses to designate a hedging relationship for accounting purposes. It builds on the existing Accounting Guideline 13 (AcG-13) “Hedging Relationships” and Section 1650 “Foreign Currency Translation”, by specifying how hedge accounting is applied and what disclosures are necessary when it is applies.

The Corporation has evaluated the impact of these new standards and determined that no adjustments are currently required.

Recent Accounting Pronouncements

The CICA has issued three new standards which may affect the financial disclosures and results of operations of the Company for interim and annual periods beginning March 1, 2008. The Company will adopt the requirements commencing in the quarter ended May 31, 2008 and is considering the impact this will have on the Company's financial statements.

Section 1535, Capital disclosures, establishes standards for disclosing information about an entity’s capital and how it is managed. Under this standard, the Company will be required to disclose quantitative and qualitative information about its objectives, policies and processes for managing capital.

Section 3862, Financial instruments - disclosures, requires entities to disclose quantitative and qualitative information that enable users to evaluate (a) the significance of financial instruments for the Company’s financial performance, and (b) the nature and extent of risks arising from financial instruments to which the Company is exposed during the period and at the balance sheet date, and management’s objectives, policies and procedures for managing such risks. The Company will be required to disclose the measurement bases used, and the criteria used to determine classification of financial instruments.

STARFIELD RESOURCES INC. (An Exploration Stage Company) NOTES TO THE FINANCIAL STATEMENTS YEAR ENDED FEBRUARY 29, 2008 (expressed in thousands of dollars, unless otherwise noted)

The CICA has issued a new standard which may affect the financial disclosures and results of operations of the Company for interim and annual periods beginning March 1. 2008. The Company will adopt the requirements commencing in the quarter ended May 31, 2008 and is considering the impact this will have on the Company's financial statements.

Section 3064, Goodwill and intangible assets, establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets. Concurrent with the introduction of this standard, the CICA withdrew EIC 27, Revenues and expenses during the pre-operating period. As a result of the withdrawal of EIC 27, the Company will no longer be able to defer costs and revenues incurred prior to commercial production at new operations.

k) Capital Disclosures and Financial Instruments - Disclosures and Presentation

On December 1, 2006, the CICA issued three new accounting standards: Capital Disclosures (Handbook Section 1535), Financial Instruments - Disclosures (Handbook Section 3862), and Financial Instruments - Presentation (Handbook Section 3863). These new standards became effective for the Company on March 1, 2007.

Capital Disclosures
Handbook Section 1535 specifies the disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such noncompliance. The Company has included disclosures recommended by the new Handbook section in note 3 to these financial statements.

Financial Instruments
Handbook Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments - Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks. The Company has included disclosures recommended by the new Handbook sections in note 4 to these financial statements.

3.	CAPITAL MANAGEMENT

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition, exploration and development of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business.

The properties in which the Company currently has an interest are in the advanced exploration stage; as such the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

STARFIELD RESOURCES INC. (An Exploration Stage Company) NOTES TO THE FINANCIAL STATEMENTS YEAR ENDED FEBRUARY 29, 2008 (expressed in thousands of dollars, unless otherwise noted)

There were no changes in the Company's approach to capital management during the year ended February 29, 2008. Neither the Company nor its subsidiary is subject to externally imposed capital requirements.

4.	FINANCIAL RISK FACTORS

The Company's risk exposures and the impact on the Company's financial instruments are summarized below:

Credit risk
The Company's credit risk is primarily attributable to short-term investments and receivables included in other assets. The Company has no significant concentration of credit risk arising from operations. Short-term investments consist of overnight deposits, which have been invested with reputable financial institutions, from which management believes the risk of loss to be remote.  Financial instruments included in other assets consist of goods and services tax due from the Federal Government of Canada. Management believes that the credit risk concentration with respect to financial instruments included in other assets is remote.

Liquidity risk
The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due.  As at February 29, 2008, the Company had a cash balance of $10,915 (2007 - $506) to settle current liabilities of $2,111 (2007 - $2,677). All of the Company's financial liabilities have contractual maturities of less than 30 days and are subject to normal trade terms.

Market risk
(a)	Interest rate risk
The Company has cash balances and no interest-bearing debt. The Company's current policy is to invest excess cash in investment-grade short-term deposit certificates issued by its banking institutions. The Company periodically monitors the investments it makes and is satisfied with the credit ratings of its banks.

(b)	Foreign currency risk
The Company's functional currency is the Canadian dollar and major purchases are transacted in Canadian dollars. From time to time, the Company funds certain operations, exploration and administrative expenses in US dollars on a cash call basis using US dollar currency converted from its Canadian dollar bank accounts held in Canada. Management believes the foreign exchange risk derived from currency conversions is negligible and therefore does not hedge its foreign exchange risk.

(c)	Price risk
The Company is exposed to price risk with respect to commodity prices.  Changes in commodity prices will impact the economics of development of the Company’s mineral properties.  The Company closely monitors commodity prices to determine the appropriate course of action to be taken by the Company.

Sensitivity analysis
The Company has designated its cash and cash equivalents and short term investments as held-for-trading, which are measured at fair value.  Accounts payable and accrued liabilities are classified as other financial liabilities, which are measured at amortized cost.

As at February 29, 2008, the carrying and fair value amounts of the Company's financial instruments are the same.

The Company does not hold significant balances in foreign currencies to give rise to exposure to foreign exchange risk.

STARFIELD RESOURCES INC. (An Exploration Stage Company) NOTES TO THE FINANCIAL STATEMENTS YEAR ENDED FEBRUARY 29, 2008 (expressed in thousands of dollars, unless otherwise noted)

Price risk is remote since the Company is not a producing entity.

5.	PREPAID EXPENSES AND DEPOSITS

	February 29, 2008	February 28, 2007

Prepaid drilling	$981	$-
Deposits - property leases	324	39
Prepaid insurance	73	44
Prepaid fuel	297	-
Other	24	-
	$1,699	$83

6.	MINERAL PROPERTIES

	February 29, 2008	February 28, 2007

Property acquisition and maintenance costs:
Balance, beginning of period	$2,188	$2,166
Additions	-	22
Maintenance	190	-

Balance, end of period	2,378	2,188

Exploration costs:
Balance, beginning of period	61,393	44,209

Personnel	2,568	2,679
Air support including helicopter moves	3,030	5,048
Diamond drilling	829	3,174
Camp support costs, including fuel	4,329	4,221
Analytical and geophysical services	2,137	1,834
Mobilization and demobilization	-	228
	12,893	17,184

Balance, end of period	74,286	61,393

Balance, end of period	$76,664	$63,581

The Company owns a 100% undivided interest in the Ferguson Lake Nickel-Copper -Platinum-Palladium-Cobalt- property. Under the terms of the original purchase agreement, the Company acquired a 100% interest in the property, subject to a 3% net smelter royalty (NSR) on mineral production, a 3% gross overriding royalty on diamond production and a $50 annual advance royalty payment. The Company has the right to purchase 1% of the 3% NSR for $1,000 up to 180 days after receipt of a positive feasibility study recommending commercial production.

STARFIELD RESOURCES INC. (An Exploration Stage Company) NOTES TO THE FINANCIAL STATEMENTS YEAR ENDED FEBRUARY 29, 2008 (expressed in thousands of dollars, unless otherwise noted)

7.	PROPERTY, PLANT AND EQUIPMENT

	February 29, 2008
	Cost	Accumulated Amortization	Net Book Value

Furniture and fixtures	$320	$90	$230
Exploration equipment	366	219	147
Equipment under capital lease	578	234	344

	$1,264	543	721

	February 28, 2007
	Cost	Accumulated Amortization	Net Book Value

Furniture and fixtures	$63	$45	$18
Exploration equipment	366	156	210
Equipment under capital lease	578	87	491

	$1,007	$288	$719

Amortization on exploration equipment of $210 (2007 - $160) was deferred to mineral properties.

8.	CAPITAL LEASE OBLIGATIONS

Future minimum lease payments under capital leases for equipment are as follows:

	2008	2007

Leases payable bearing interest at rates from 6.4% to 7.6% per annum, repayable in monthly instalments totalling $10 (2007-$13) including interest, secured by equipment.	$185	$326

Less: current portion	(116)	(141)

	$69	$185

STARFIELD RESOURCES INC. (An Exploration Stage Company) NOTES TO THE FINANCIAL STATEMENTS YEAR ENDED FEBRUARY 29, 2008 (expressed in thousands of dollars, unless otherwise noted)

            Estimated minimum lease payments are as follows:

2009	116
2010	69
2011	13

198

Less amount representing interest	(13)

Balance of obligation	$185

9.	FUTURE INCOME TAXES

A reconciliation of income taxes at statutory rates and reported taxes is as follows:

	2008	2007

Loss for the year before income tax recovery	$(13,013)	$(4,613)

Income tax recovery	$3,513	$1,606
Non-deductible expenses	(4)	(78)
Stock-based compensation	(2,246)	(589)
Resource loss for tax purposes and impact of tax rate change	(90)	1,574

Total income tax recovery	$1,173	$2,513

The significant components of the Company’s future income tax assets and liabilities are as follows:

	2008	2007

Future tax assets (liabilities):

Loss carryforwards	$3,659	$3,130
Equipment	25	(108)
Share issuance costs	672	378
Resource deductions	(6,495)	(4,660)

Net future tax liabilities	$(2,139)	$(1,260)

STARFIELD RESOURCES INC. (An Exploration Stage Company) NOTES TO THE FINANCIAL STATEMENTS YEAR ENDED FEBRUARY 29, 2008 (expressed in thousands of dollars, unless otherwise noted)

The Company has non-capital losses of approximately $13,550 (2007 - $10,095) available for deduction against future years’ taxable income.  These losses, if not utilized, will expire through 2028.  Subject to certain restrictions, the Company also has resource expenditures available to reduce taxable income in future years.

The impact of these losses have been recorded for accounting purposes.

10.	SHAREHOLDERS’ EQUITY

	Number of Shares	Capital Stock	Contributed Surplus	Warrants

Authorized:
Unlimited number of common voting shares, no par value
Unlimited number of First Preferred shares
Unlimited number of Second Preferred shares

Common shares issued:
Balance, February 28, 2006	163,350,351	$56,768	$670	$-
Capital stock issued:
Private placements	35,881,162	18,332	-	-
Exercise of warrants	1,033,334	620	-	-
Exercise of options	585,000	162	-	-
Transfer to capital stock:
Contributed surplus on exercise of options	-	11	(11)	-
Stock-based compensation	-	-	1,645	-
Flow-through tax benefits renounced	-	(1,929)	-	-

Share issuance costs	-	(1,448)	108	-

Balance, February 28, 2007	200,849,847	$72,516	$2,412	$-
Capital stock issued:
Private placements	58,392,854	14,147	-	953
Exercise of warrants	28,333,890	10,538	-	-
Exercise of options	13,425,002	5,444	-	-
Capital stock and warrants issued on contract termination	150,000	251	-	734
Transfer to capital stock:
Capital stock on exercise of warrants	-	953	-	(953)
Contributed surplus on exercise of options	-	2,156	(2,156)	-
Stock-based compensation	-	-	8,319	-
Flow-through tax benefits renounced	-	(2,052)	-	-

Share issuance costs	-	(1,440)	-	-

Balance, February 29, 2008	301,151,593	$102,513	$8,575	$734

STARFIELD RESOURCES INC. (An Exploration Stage Company) NOTES TO THE FINANCIAL STATEMENTS YEAR ENDED FEBRUARY 29, 2008 (expressed in thousands of dollars, unless otherwise noted)

During the year ended February 29, 2008, the Company issued the following common shares:

i)
On March 27, 2007, the Company issued 27,142,855 flow-through common shares at a price of $0.28 per share for gross proceeds of $7,600 and 31,249,999 units at a price of $0.24 per unit for gross proceeds of $7,500.  Each unit consists of one common share and one-half of one transferable common share purchase warrant.  Each whole warrant entitles the holder to acquire one common share at an exercise price of $0.30 per share for a period of 2 years.  After four months from the date of issue, in the event that the Common Shares trade at a closing price of greater than $0.375 per share for a period of 20 consecutive trading days, the Company may accelerate the expiry date of the warrants by giving notice to the holders thereof and, in such case, the warrants will expire on the 30th day after the date on which such notice is given by the Company.  On August 28, 2007, the Company exercised its acceleration right in accordance with the terms outlined above.

The Company paid issuance costs of $1,440 and granted finders’ warrants entitling the holder to acquire an additional 4,569,999 common shares of the Company at an exercise price of $0.24 per share for a period of two years.  Included in these costs was a cash payment of $142 and warrants to acquire 507,500 common shares issued as a result of a prior commitment.  Warrants were valued at $0.13 per warrant using the Black-Scholes option pricing model with the following assumptions:  3.97% risk-free interest rate, 2 year expected life of warrants, 60% annualized volatility, and 0% dividend rate.

ii)On September 5, 2007, the Company issued 150,000 common shares and 800,000 warrants to settle investor relations services contracts.  Each warrant entitles the holder to acquire one common share at an exercise price of $1.67 per share for a period of 5 years.  The warrants were valued at $0.92 per warrant, using the Black-Scholes option pricing model with the following assumptions:  4.27% risk-free interest rate, 5 year expected life of warrants, 60% annualized volatility, and 0% dividend rate.

Stock options

The Company has a stock option plan whereby, from time to time, at the discretion of the Board of Directors, stock options are granted to directors, officers and certain consultants enabling them, as a group, to acquire up to 10% of the issued and outstanding common stock of the Company. The exercise price of each option is based on the closing market price of the Company’s common stock on the date prior to the grant date less an applicable discount. The options can be granted for a maximum term of 10 years and vest at the discretion of the Board of Directors.

The estimated value of the options granted will be recognized over the vesting period.  As at February 29, 2008, there is $3,620 (2007 - $453) remaining to be charged to earnings in future periods relating to stock option grants.

STARFIELD RESOURCES INC. (An Exploration Stage Company) NOTES TO THE FINANCIAL STATEMENTS YEAR ENDED FEBRUARY 29, 2008 (expressed in thousands of dollars, unless otherwise noted)

              The following incentive stock options and share purchase warrants were outstanding at February 29, 2008:

	Number of Shares (000’s)	Exercise Price	Expiry Date

Options
	1,090	$0.40	August 27, 2009
	690	$0.40	January 31, 2010
	760	$0.60	March 11, 2011
	2,763	$0.285	February 1, 2012
	2,400	$0.32	April 23, 2012
	1,200	$0.29	May 4, 2012
	1,000	$1.08	May 15, 2012
	2,800	$1.71	July 12, 2012
	1,750	$1.18	September 13, 2012
	1,250	$1.59	September 28, 2012
	2,400	$1.69	October 12, 2012
	1,855	$1.05	January 15, 2013
	19,958

Warrants	800	$1.67	September 5, 2012

Warrants and stock options transactions are summarized as follows:

	Warrants		Stock Options
	Number (000’s)	Weighted Average Exercise Price	Number (000’s)	Weighted Average Exercise Price

Outstanding, February 28, 2007	22,202	$0.69	19,115	$0.41
Granted	20,995	0.52	16,125	1.12
Exercised	(28,334)	0.37	(13,425)	0.44
Expired/cancelled	(14,063)	0.75	(1,857)	0.54

Outstanding, February 29, 2008	800	$1.67	19,958	$0.96

Number currently exercisable	800	$1.67	9,204	$0.83

Stock-based compensation

During the year ended February 29, 2008, the Company granted 16,125,000 stock options (2007 - 9,540,000) to directors, employees and consultants. The Company recognized $8,319 (2007 - $1,645) in stock-based compensation expense, with a corresponding credit to contributed surplus on the balance sheet.  The compensation recognized was calculated using the Black-Scholes option pricing model.  The weighted average fair value of options granted during the current year was $0.63 (2007 - $0.23).

STARFIELD RESOURCES INC. (An Exploration Stage Company) NOTES TO THE FINANCIAL STATEMENTS YEAR ENDED FEBRUARY 29, 2008 (expressed in thousands of dollars, unless otherwise noted)

The following weighted average assumptions were used in the valuation of stock options granted:

	February 29, 2008	February 28, 2007

Risk-free interest rate	4.22%	4.12%
Expected life of options	5 years	5 years
Annualized volatility	62%	61%
Dividend rate	0.00%	0.00%

Flow-through shares

During the year ended February 29, 2008, the Company issued 27,142,855 (2007 - 11,456,661) flow-through shares and has renounced $7,600 (2007 - $5,387) of expenditures to the flow-through shareholders.

11.	RELATED PARTY TRANSACTIONS

One of the directors of the Company is a major shareholder of Ferguson Simek Clark International (“FSC”), a professional engineering consulting practice specializing in cold climate and remote location projects.  During the year ended February 29, 2008, the Company incurred costs of $891 (2007 - $265) with that entity.  At February 29, 2008, the Company had an amount owing to FSC of $13 (2007 - Nil).

The transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

12.	COMMITMENTS AND CONTINGENCIES

The Company leases its corporate office in Toronto under an agreement expiring October 31, 2008. Minimum annual rents are $147 (2007 - $80). The total minimum obligation remaining under this lease is $98 (2007 - $21).

The Company entered into a new lease for its corporate office in Toronto which expires October 31, 2013.  Minimum annual rents are $176.

The Company entered into a 5 year commercial lease on 2,740 hectares within its Ferguson Lake property.  Minimum annual rents are $96.

The minimum lease payments on the new leases are as follows:

2009	$155
2010	274
2011	277
2012	280
2013	283

$1,269

STARFIELD RESOURCES INC. (An Exploration Stage Company) NOTES TO THE FINANCIAL STATEMENTS YEAR ENDED FEBRUARY 29, 2008 (expressed in thousands of dollars, unless otherwise noted)

13.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	2008	2007

Interest received during the year	$482	$150

The significant non-cash transactions during the year ended February 29, 2008 included:

a)	The reclassification from contributed surplus to capital stock amounting to $2,157 due to the exercise of stock options

b)	The renunciation of $2,052 to subscribers of 7,600,000 flow-through shares.

The significant non-cash transactions during the year ended February 28, 2007 included:

a)	The reclassification of contributed surplus to capital stock amounting to $11 due to the exercise of stock options.

b)	The renunciation of $5,387 to subscribers of 11,456,661 flow-through shares.

14.           SUBSEQUENT EVENTS

Subsequent to February 29, 2008, the Company entered into the following transaction:

On April 10, 2008, the Company announced a “best efforts” private placement offering consisting of up to 15,000,000 flow-through common shares at $1.00 per flow-through share and of up to 5,555,556 common shares of the Company at a price of $0.90 per common share for aggregate gross proceeds of up to approximately $20 million.

The completion of this financing is scheduled for May 6, 2008 and is subject to regulatory approvals and customary due diligence procedures.

15.           COMPARATIVE DATA

Certain of the prior year’s comparative numbers have been reclassified to reflect current year’s financial statement presentation.